E-QURE CORP.
20 West 64th Street, Suite 39G

New York, NY 10023

January 26, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Mara L. Ransom, Assistant Director

Re:	E-Qure Corp.
Registration Statement on Form S-1
Filed September 7, 2017
File No. 333-220371

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated September 29, 2017, with respect to the above-referenced Form S-1 filed by E-Qure Corp. (the “Company”) on September 7, 2017. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment.

Comment 1. We note that you are negotiating and expect to enter into a standby purchase agreement. However, in the second to last risk factor on page 28, you state: “We do not plan to enter into standby purchase agreements as part of this offering.” Please reconcile your disclosures.

Response 1. We deleted the risk factor containing the statement.

Comment 2. In addition, in the appropriate place in your prospectus please clarify the role of your standby purchaser and the terms of the standby purchase agreement. Your prospectus cover page suggests that the standby purchaser may purchase some but not all of the unsubscribed units. However, your disclosure on page 40 suggests that your standby purchaser will purchase all unsubscribed units and might be acting in the capacity of an underwriter. Also, please revise your disclosure to clarify when you will execute your standby purchase agreement with a view to understanding whether you will be disclosing the identity of your standby purchaser.

Response 2. We have clarified the disclosure under this section and on the cover page and also disclosed that the Company and the Standby Purchaser reasonably expect that the commitment will not exceed $150,000. We have attached as exhibit 10.19 the executed Standby Purchase Agreement.

U.S. Federal Income Tax Considerations, page 14

Comment 3. We note your disclosure that you believe this transaction should not be taxable. Please provide a tax opinion as an exhibit or tell us why such opinion is not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2. of Staff Legal Bulletin No. 19, which is available on our website.

Response 3. We have substantially revised the disclosure under this section to make clear that the Company is not stating that the transaction is a “non-taxable event.” Rather, we have stated under the subcaption “U.S. Federal Income Tax Considerations Applicable to the Receipt of Subscription Rights Assuming the Rights” as follows:

“As a result of the fact the authorities governing the transactions such as this rights offering are complex and unclear in certain respects, we cannot take the position that the distribution of subscription rights to a Stockholder with respect to such Stockholder’s Securities should generally be treated, for U.S. federal income tax purposes, as a non-taxable distribution.”

We have included additional disclosure under this section making clear that the Company is not making any affirmative statement about potential tax consequences. As a result, we do not believe that a tax opinion is required under Item 601(b)(8) of Regulation S-K and Section III.A.2. of Staff Legal Bulletin No. 19.

General

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/: Ohad Goren
Ohad Goren, CEO